Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: May 27, 2014

TO: RFMD Employees
SUBJECT: Initial organizational design for our combined company
I am pleased to announce the top level organizational structure and senior leadership team for the combined company we are building through the merger of TriQuint and RFMD. Establishing the top level structure of our new company is an important milestone in our integration planning. These executives have proven track records at their respective companies and will help lead the organization in achieving our goals once the merger closes. Effective Day One, which is the day the merger closes, the following executives will report directly to me and begin operating under the new structure.
Roles with leaders already selected (no changes to prior announcement):

■	Steve Buhaly as Chief Financial Officer – responsible for finance, investor relations and regulatory reporting

■	Dean Priddy as Executive Vice President of Administration - responsible for HR, IT, integration and synergy value creation

■	James Klein as President of Infrastructure and Defense Products – responsible for product marketing, R&D, design centers, pricing, sales and specialized sales support

■	Eric Creviston as President of Mobile Products – responsible for product marketing, R&D, design centers, pricing, sales and specialized sales support

■	Steve Grant as Corporate Vice President for Fab Technology & Manufacturing – responsible for production, fab technology, and process engineering

■	Jim Stilson as Corporate Vice President for Assembly/Test Technology & Manufacturing - responsible for assembly, testing and technology, process engineering, prototyping, and supply chain

Roles decided with leader not yet selected - we will interview a qualified set of candidates before selecting the best leader for each of the following roles:

■	Chief Marketing Officer – responsible for our brand, website, marketing communications, public relations, and internal communications

■	Corporate Vice President of Quality – responsible for all corporate quality functions including customer quality, supplier quality, and Failure Analysis/ Reliability labs

■	Corporate Vice President of Business Development and Strategy– responsible for supporting company level strategy development and mergers and acquisitions (M&A)

■
General Counsel – serves as Secretary to the Board of Directors with responsibility for all corporate legal matters, including legal filings, intellectual property (IP) and technology licensing, contracts, and litigation activities

Our goal is to complete the selection process for CEO direct reports before the close of the merger. We remain committed to a fair and transparent process for decisions about our combined organization and sharing what we know as early as feasible.

The leaders named in the first section of this integration update are defining the structure and determining leadership for their groups, and will announce their respective management teams once final decisions have been made. We appreciate your patience during this phase of the planning process, and ask that you continue to stay focused on your current business priorities.

Remember to visit the Integration Matters SharePoint site if you have questions about the integration. As a reminder, you can submit your own questions one of three ways:

1.	Post anonymously via the Integration Matters web form

2.	Email us at IntegrationMatters@RFMD.com

3.	Ask your manager or local HR representative
We may not be able to answer all of your questions due to legal requirements, but we will answer as many as possible and continue to add to the FAQ listing. We will continue to share what we know when we know it.
Thank you for your continued hard work to ensure the success of our combined company and this integration. I look forward to sharing additional updates and milestones along our exciting journey together.
Sincerely,
Bob Bruggeworth

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.
No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn:

Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.
Participants in the Solicitation
RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.
VIDEO

Sunrise behind mountains (generic) –
Sunrise Two logos merge – TriQuint and RFMD	[ON SCREEN TEXT- No Voice over] It’s a new day
Photo: Mobile – person with child and tablet Photo: Infrastructure – telecom tower Photo: Defense – jets	Connecting the new generation to things … to information when and where they need it… to mission critical systems and high performance infrastructure
RFMD and TriQuint logos on photo of NASDAQ wall Stock charts	Transforming the RF industry Building a better business

Product selection guides	Combining technology and product leadership
Photo: Engineer at whiteboard Photo: Employee in bunny suit	Combining creativity with manufacturing expertise
It’s a new day
Photo: Mobile – person on phone Photo: Infrastructure – Monopole and barn Photo: Defense – Jets	Combining strength from multiple innovation pipelines
Video: Spinning blue transparent globe	Sharing a common culture with the same goals Customer Value Profitable Growth Broader RF Solutions Personal & Team Success
Video Time lapse: busy street	Enabling the industry to do things never before possible
Both company logos on screen (over sunrise)	Defining where together, we can be great
Sunrise video – sun is up	It’s a new day… Let’s get ready